100 Foxborough Blvd. Suite 240 Foxborough, MA 02035 508.549.9981 F. 508.549.9985
www.cyberkineticsinc.com

February 9, 2005

VIA EDGAR AND FACSIMILE (202) 942-9585

Division of Corporation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Mary Beth Breslin, Staff Attorney

Re:	Cyberkinetics Neurotechnology Systems, Inc. Registration Statement on Form SB-2 File No. 333-120973 Request for Acceleration of Effectiveness

Dear Ms. Breslin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Cyberkinetics Neurotechnology Systems, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Standard Time, on Friday, February 11, 2005, or as soon thereafter as possible.

Additionally, the Registrant hereby acknowledges the following:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Kristy Palmquist or Thomas Poletti at (310) 552-5000 or by facsimile at (310) 552-5001. Thank you for your assistance and cooperation.

Sincerely,

/s/ Kimi Iguchi

Kimi Iguchi,
VP, Finance

cc:	Thomas J. Poletti, Esq. Kristy D. Palmquist, Esq.